EXHIBIT 99

Magna to Cooperate With Fisker on Engineering and Manufacturing of the Fisker Ocean

  Magna to contract manufacture Fisker Ocean in Europe
  Fisker to leverage Magna’s EV architecture
  Magna portfolio scalable to meet future mobility needs

AURORA, Ontario, Oct. 15, 2020 (GLOBE NEWSWIRE) -- As part of Magna’s strategic direction to support traditional automakers as well as new entrants, the company announced today that it has signed agreements with Fisker Inc. that provide the framework for a platform sharing and manufacturing cooperation for the Fisker Ocean SUV. Fisker, an e-mobility automaker, announced plans to start production in the fourth quarter of 2022.

“We are very happy to be able to work with Fisker on such an exciting, sustainable product and to see what additional opportunities this cooperation may bring,” said Swamy Kotagiri, President of Magna. “This is a great example of our strategy to leverage our strong portfolio to scale for future mobility needs and utilize our full vehicle engineering and manufacturing capabilities. This is a unique competitive position for us, particularly with new mobility players and OEMs seeking to expand their electrified offerings.”

The Fisker Ocean will initially be manufactured exclusively by Magna in Europe. The vehicle will leverage Magna’s EV architecture combined with the Fisker-Flexible Platform Adaptive Design (FF-PAD) to create a lightweight, aluminum intensive platform for the Fisker Ocean.

“Magna has a unique position in the industry with its market-leading innovative solutions combined with vehicle assembly capabilities that have produced more than 3.7 million vehicles from 30 different models,” said Frank Klein, President Magna Steyr. Magna’s proven capabilities, particularly in electric vehicles, form a strong basis to support Fisker with world class engineering and manufacturing of the Fisker Ocean.”

As part of the cooperation, Fisker will issue Magna warrants to purchase shares currently representing approximately 6% of its equity.

TAGS
e-mobility, Fisker Ocean, contract vehicle manufacturing

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

ABOUT MAGNA
We are a mobility technology company. We have more than 152,000 entrepreneurial-minded employees and 346 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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